THE FORMAT AND LAYOUT OF THIS PRESENTATION HAS BEEN CHANGED FOR THE PURPOSES OF FILING AS AN EXHIBIT TO SCHEDULE 13E-3.
Project Unwind
Presentation to the Board of the Royal Dutch Petroleum Company regarding the fairness of the Merger Consideration, from a financial point of view, to the Minority Shareholders
Note: capitalised terms defined within
STRICTLY PRIVATE & CONFIDENTIAL
Corporate Finance, 31 October 2005

          Disclaimer
PRIVATE AND CONFIDENTIAL
This presentation was prepared by ABN AMRO Bank N.V. (“ABN AMRO”) exclusively for internal consideration by the Board of the N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“RD” or the “Company”) solely in connection with the provision by ABN AMRO to the Board of the Company of a fairness opinion in connection with the proposed legal merger between RD and Shell Petroleum N.V (“SPNV”) (“the Merger”). This presentation is issued subject to the terms of our engagement letter with you dated 19 September 2005. This presentation is based upon information made available to ABN AMRO by the Company, The Shell Transport and Trading Company Limited (“STTL”), SPNV, Royal Dutch Shell plc (“RDS”) and their advisers and publicly available sources in order to enable ABN AMRO to render an opinion as to the fairness, from a financial point of view, to the minority shareholders of RD, of the exchange ratio and the cash consideration resulting from the fractional entitlements to be paid to such minority shareholders of RD in connection with the Merger (“the Merger Consideration”). This presentation is incomplete without reference to, and should be viewed/assessed solely in conjunction with, the oral briefing provided by ABN AMRO, if any, and ABN AMRO’s written opinion delivered to the Board of RD. RD confirms that it will treat as confidential and will not publicly disclose this presentation without the prior consent of ABN AMRO (such consent not to be unreasonably withheld), except that: (a) any fairness opinion delivered by ABN AMRO may be reproduced in full, and any public disclosure may also include references to such opinion and ABN AMRO and its relationship with RD (in each case in form and substance as ABN AMRO and its legal advisers acting reasonably shall approve) in any disclosure document relating to the Merger that is required to be filed with the SEC and distributed to shareholders, (b) this confirmation does not extend to disclosure to (i) RD regulators (where such disclosure is required or requested by law or regulation) provided ABN AMRO is notified thereof in advance insofar as permitted by applicable law or regulation, (ii) any other RD affiliates, including RDS, STTL, SPNV and Shell Petroleum Company Limited, provided that such RD affiliate, including RDS, STTL, SPNV and Shell Petroleum Company Limited, agrees to be bound by the restrictions on public disclosure contained in clause 7, and by the acknowledgements of, undertakings by, and the restrictions on liability to RD contained in clause 11 and Appendix 2 of the engagement letter or, (iii) to advisers who agree on terms reasonably satisfactory to ABN AMRO that they will not rely on such advice provided by ABN AMRO. ABN AMRO is not and shall not be obliged to update or correct any information set out in this presentation or to provide any additional information. This presentation is not a fairness opinion. It does not constitute an offer or invitation for the sale, purchase, exchange or transfer of any securities or any recommendation to effect the Merger, is not intended to form the basis of any investment decision, does not constitute a recommendation as to how any person should vote in connection with the Merger or otherwise act in relation to the Merger and does not constitute a statement or report pursuant to article 328 Book 2 of the Dutch Civil Code.
The presentation is based upon information provided by the Company, STTL, SPNV, RDS and their advisers (in respect of the Company and other counterparties to the Merger) and reflects prevailing conditions and our views as of this date. In preparing this presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which was provided to us by or on behalf of the Company, STTL, SPNV, RDS or their advisers or which was otherwise reviewed by us, including any statements with respect to projections or prospects of the Company, RDS, STTL, SPNV, the RDS Group of companies or their advisers (that may have been made available) or the assumptions on which such statements are based. We accept no liability or responsibility for (and no representation, warranty or assurance of any kind, express or implied, is or will be made as to or in relation to) the accuracy or completeness of such information.
In addition, this presentation and our analyses set out herein are not and do not purport to be an appraisal or valuation of any of the securities, assets or businesses of the Company or RDS (or any other counterparties to the Merger). ABN AMRO does not provide legal advice and/or legal services in general nor on the topics discussed in this presentation. Legal advice by local legal counsel in the relevant jurisdictions should be sought when considering and or reviewing any type of transaction.

2

3

INTRODUCTION

          Introduction

▪	On September 20, 2005 Royal Dutch Shell plc (“RDS”) announced a proposal to implement an internal restructuring (the “Unwind Transaction”), including the merger of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“RD”) into its subsidiary Shell Petroleum N.V. (“SPNV”) (the “Merger”), in order to achieve governance, management and fiscal efficiencies. The Merger would allow for the acquisition on a compulsory basis of the remaining interest in RD held by the minority shareholders (the “Minority Shareholders”)

▪	Among other steps in the Unwind Transaction, RD will issue ordinary shares of RD to RDS at a ratio of 40 new shares for 60 currently outstanding shares of RD, and RDS will contribute to RD the outstanding share capital of its wholly owned subsidiary, The Shell Transport and Trading Company Limited (“STTL”), so that prior to the Merger, RD will be the intermediate holding company of all the group companies of RDS (together with RDS, the “RDS Group”). The effective date of the Merger will be no later than December 31, 2005. A dividend in an amount equal to EUR 0.46 to the shareholders in the record of RD will be payable prior to such effective date

▪	Under the terms of the Merger shareholders of RD shall be allotted one class A share of SPNV, nominal value EUR 200,000,000, for every 31,978,937 shares held of RD (provided, that any shareholder that has been allotted 105 class A shares will then be allotted one class B share of SPNV, nominal value EUR 178,376,978, for 28,521,530 shares held of RD) (the “Exchange Ratio”). As a consequence of the Exchange Ratio, the Minority Shareholders would only be entitled to a fractional entitlement and as a function of Dutch law, they would be entitled, in lieu of such fractional entitlements, to receive EUR 52.21 (or the US dollar equivalent based on a EUR/US dollar exchange rate on the business day before the date of the Merger) per RD share in cash (the “Merger Consideration”), or, for eligible UK resident Minority Shareholders who so elect, to loan notes exchangeable for RDS class A (“RDS-A shares”) ordinary shares. The loan notes are not analysed in connection with the fairness opinion, and the fairness opinion does not address the fairness of the loan note consideration to the Minority Shareholders who elect to receive the loan notes in the Merger

▪	This presentation contains analyses conducted by ABN AMRO Bank N.V. (“ABN AMRO”) relating to the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Shareholders who will receive the Merger Consideration in the Merger

▪	This presentation is being provided to the Board of RD subject to the terms and conditions of ABN AMRO’s engagement letter with RD dated 19 September 2005

▪	ABN AMRO’s opinion on the fairness, from a financial point of view, of the Merger Consideration to the Minority Shareholders, is contained in a separate letter to the Board of RD

▪	In Chapter 2, we have set out the details of the Unwind Transaction as described to us by RDS and its advisers as of this date and as set forth in the draft dated 27 October 2005 of the Disclosure Document. We have described our scope of work in Chapter 3. Chapters 4 to 7 contain our analyses with respect to the fairness of the Merger Consideration to the Minority Shareholders. Chapter 8 contains our overall conclusions

5

THE UNWIND TRANSACTION

6

Background to the Unwind Transaction

▪	On 20 July 2005, RDS, RD and The “Shell” Transport and Trading Company p.l.c. (“STT”) jointly announced that all conditions to the public exchange offer for RD (the “RD Offer”) and the scheme of arrangement of STT (the “STT Scheme”) (together, the “Unification Transaction”) had been satisfied or waived and the Unification Transaction had completed

▪	It was also announced that a subsequent offer acceptance period would expire on 9 August 2005. We understand that RDS has acquired beneficial ownership of 2,038,380,043 ordinary shares of RD, representing approximately 98.5% of the outstanding ordinary shares of RD

▪	Under the RD Offer, holders of RD shares were offered 2 RDS-A ordinary shares in exchange for each RD share. After the Unification Transaction, including the subsequent offer acceptance period, there remained a minority shareholding in RD of 31,140,057 ordinary shares, representing approximately 1.5% of the outstanding ordinary shares of RD

▪	The RD offer document and listing particulars dated 19 May 2005 stated that:

–	if the number of RD shares tendered represents at least 95% of the issued share capital of RD, RDS expects, but is not obliged to, initiate squeeze-out proceedings in accordance with article 2:92a of the Civil Code in order to acquire all RD shares held by minority holders of RD shares against payment of a price in cash to be determined by the court

–	in addition to the squeeze-out proceedings, RDS reserved the right to use any other legally permitted method to obtain 100% of the RD shares, including engaging in one or more corporate restructuring transactions such as a merger

▪	On 20 September 2005, RDS made an announcement regarding the Unwind Transaction, including the Merger

7

Overview of the Unwind Transaction
▪	As part of the Unwind Transaction, RDS will transfer its entire holding in STTL to RD in exchange for the issuance of 1,379,680,000 new RD shares

▪	Immediately prior to the Merger, RD’s share capital will, for capital gains rollover qualification purposes relating to the loan note alternative, be reorganised as follows: X shares (to be held by RDS), Y shares (to be exchanged for loan notes by UK resident Minority Shareholders who so elect) and ordinary shares (held by RDS, and by the Minority Shareholders who are to receive cash). This share capital reorganisation will only last temporarily and as such is not included in our analysis

▪	Due to the Exchange Ratio, Minority Shareholders will be only entitled to a fractional entitlement and will not receive SPNV shares
–	in lieu of these fractional entitlements, the Minority Shareholders would receive cash in an amount equal to EUR 52.21, or the US dollar equivalent based on the noon Federal Reserve Bank of New York buying rate on the business day prior to the effective date of the Merger

–	the price to be paid for fractional interests was determined by taking the highest of: (i) two times the opening price of RDS-A shares as of 20 July 2005 on Euronext Amsterdam (EUR 51.90), (ii) the average of the RD closing share price on Euronext Amsterdam from 20 July 2005 to 30 September 2005 (EUR 51.89), (iii) two times the average of the RDS-A closing share price on Euronext Amsterdam from 20 July 2005 to 28 October 2005 (EUR 52.21), (iv) two times the trailing five day average of the RDS-A closing share price on Euronext Amsterdam to 28 October 2005 (EUR 49.82), and (v) two times the trailing two day average of the RDS-A closing share price on Euronext Amsterdam to 28 October 2005 (EUR 50.30). In each case the price would be adjusted for an amount, if positive, equal to the excess of interest on the Merger Consideration at the Dutch statutory rate of interest (4%) from the date the price is announced (31 October 2005) to the date of the effectiveness of the Merger (expected to be 21 December 2005), less dividends payable during this period

–	as an alternative to the cash payment, eligible UK-resident Minority Shareholders will be offered the opportunity to elect to receive loan notes that are exchangeable, at the option of the holder or RDS at certain times, for RDS-A shares

8

Scope of work

9

Nature of fairness opinion
▪	RD has engaged ABN AMRO to provide an opinion to the Board of RD as to the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Shareholders who will receive the Merger Consideration in the Merger

▪	The specific scope of our work is set out in the engagement letter between RD and ABN AMRO dated 19 September 2005

▪	Our fairness opinion will be limited to the fairness, from a financial point of view, of the Exchange Ratio and the Merger Consideration pursuant thereto to the Minority Shareholders who will receive the Merger Consideration in the Merger and will be subject to the assumptions and qualifications set forth in such letter and in the fairness opinion

▪	A key principle underlying our approach and analyses is that the Merger Consideration should be considered in the context of the Unification Transaction, whereby the holders of approximately 98.5% of RD shares received 2 RDS-A shares for each RD share held. In addition, RDS has announced that it would pursue statutory squeeze-out proceedings under Dutch law if the merger is not consummated. Accordingly, the Minority Shareholders should receive, at least the same consideration as they would have received in a squeeze-out under Dutch law

▪	In particular, we express no opinion as to:
–	the underlying business decision to merge RD and SPNV or to recommend the Merger or to effect the Merger as opposed to any other transaction or procedure that would allow RDS to acquire shares of RD that it does not already own, or the commercial merits of any of the foregoing

–	the fairness of the loan note consideration to eligible UK resident Minority Shareholders who elect to receive loan notes in lieu of the Merger Consideration in the Merger

–	the prices or volumes at which the shares of RDS or any other securities may trade following completion of the Unwind Transaction

10

Approach
▪	In arriving at our opinion, and in the context of the Unification Transaction in which 98.5% of the RD shareholders received 2 RDS-A shares for each 1 RD share, ABN AMRO has taken the following approach:
i.	We have analysed the value that would be attributable to the Minority Shareholders (before payment of fractional entitlements) in the Unwind Transaction based on their economic interest in the RDS Group. In particular we have undertaken analysis to establish that the Unwind Transaction does not alter the current economic interest of the Minority Shareholders in the RDS Group (before payment of fractional entitlements). We have also analysed market practice with respect to determining the cash value of fractional entitlements

In addition, we have conducted an analysis to determine whether the market price of RDS shares can be used as a reasonable indication of going concern value of the RDS Group, and accordingly, of RD (chapter 4)

ii.	Given that RDS and RD have decided to implement the Merger as a substitute for statutory squeeze-out proceedings under Dutch law in order to achieve certain efficiencies, and given also that RDS has decided to pursue squeeze-out proceedings if the Merger is not consummated, we have considered how a Dutch court would typically determine the price payable to minority shareholders in squeeze-out proceedings under Dutch law (chapter 5)

iii.	We have analysed certain transactions that we deemed comparable to the Merger (chapter 6)

iv.	We have compared the Merger Consideration to both (a) the current and historic price of RD shares on Euronext Amsterdam and, (b) net asset value per RD share (chapter 7)
▪	We have not analysed the liquidation value of RD due to the unavailability of appraisals relating to the value of the assets and liabilities of the RDS Group and the impracticality of making a meaningful analysis of this value. In addition, RDS has stated that it does not intend to liquidate RDS or RD in the foreseeable future

11

Information review
▪	We have assumed, inter alia, that the Unwind Transaction will be consummated on the terms and conditions as set out in the Implementation Agreement, without any material changes to, or waiver of, its terms or conditions

▪	We have assumed that the effective date of the Merger will be no later than 31 December 2005. A dividend in an amount equal to EUR 0.46 to the shareholders of RD will be payable prior to such effective date;

▪	We have assumed and relied upon, without independent verification, the truth, accuracy and completeness of the information, data analysis, and financial terms provided by RDS, RD or SPNV to us and used by us

▪	For the purposes of providing our opinion, we have:
–	reviewed certain publicly available business and financial information relating to RD, including the audited annual accounts for the consecutive financial years ending 31 December 1999 through 31 December 2004 and the unaudited 9-month financial figures for the period ending 30 September 2005;

–	reviewed certain publicly available business and financial information relating to STT, including the audited annual accounts for the consecutive financial years ending 31 December 1999 through 31 December 2004 and the unaudited 9-month financial figures for the period ending 30 September 2005 as prepared for the purposes of the Proposed Transaction;

–	reviewed certain publicly available business and financial information relating to RDS, including the audited annual accounts for the consecutive financial years ending 31 December 2002 through 31 December 2004 and the unaudited 9-month financial figures for the period ending 30 September 2005;

–	reviewed certain documents relating to the Unwind Transaction and the Unification Transaction, among other things the pricing methodology approved by the Boards of RDS, RD and SPNV;

–	participated in discussions with and reviewed information provided by management and employees of RDS and RD and their advisers with respect to the matters we believed necessary or appropriate to our enquiry;

12

Information review (cont’d)
–	reviewed the historical share prices and trading volumes of RDS shares, RD shares and STT shares;

–	reviewed publicly available data regarding share buybacks of RDS, RD and STT;

–	reviewed the financial terms of certain transactions we believe to be comparable to the Unwind Transaction;

–	reviewed the legal review on the typical price determination in a squeeze-out proceeding under Dutch law by the Court of Appeal in The Netherlands provided to RDS by De Brauw Blackstone Westbroek (“DBBW”), Dutch legal counsel to RDS, RD and SPNV, which was reviewed and concurred with by Freshfields Bruckhaus Deringer (“Freshfields”), Dutch legal counsel to ABN AMRO

–	reviewed publicly available data regarding the market practice of settlement of fractional entitlements;

–	performed such other financial reviews and analysis, as we, in our absolute discretion, deemed appropriate
▪	We have relied on the information, analyses and advice provided to us by RDS, RD and SPNV, including, among other things, the information, analyses and advice received by RDS, RD and SPNV from their respective advisors. We have done so without independent verification of such information, analysis and advice, other than the legal review mentioned above

▪	In addition, we have held discussions with certain members of the management and employees of RD and RDS and its advisers with respect to matters we believed necessary or appropriate to our enquiry

13

Analysis of the value based on economic interest

14

Summary of approach
▪	In this chapter we analyse in four steps the value which would be attributable to the Minority Shareholders based on the economic interest that they have through holding RD shares:
1.	we establish that the current economic interest of the Minority Shareholders in RDS Group is approximately 0.9%. In order to achieve this, we first conclude that 60/40 was the relative contribution of RD and STT implemented in the Unification Transaction whereby former RD shareholders received a 60% interest in the RDS Group through RDS-A shares and former STT shareholders received a 40% interest in the RDS Group through RDS-B shares. We then conclude that the 60/40 ratio is supported by historical dividend receipts, share buybacks, trading relationship and relative adjusted net current assets

2.	we establish that this economic interest of the Minority Shareholders in the RDS Group does not change as a result of the Unwind Transaction (before payment of fractional entitlements)

3.	we analyse market practice with respect to determining the cash value of fractional entitlements and establish that the RDS-A share is an appropriate reference instrument for determination of the Merger Consideration

4.	we analyse whether the market capitalisation of RDS can be a reasonable indication of the going concern value of RD on the basis that RD shares and RDS shares confer an interest in the same economic unit. For purposes of this analysis, we have reviewed certain market data for the RDS shares

15

Analysis to establish the current
economic interest of the Minority
Shareholders in RDS Group

16

Exchange ratio adopted in Unification Transaction

▪	The exchange ratio that was agreed between RD, STT and RDS in order to implement the Unification Transaction, was as follows:
–	for each ordinary RD share 2 RDS-A shares[1]

–	for each ordinary STT share 0.287333066 RDS-B shares[2]

▪	This was equivalent to a 60/40 apportionment, as set out below:

	RD	STT
Shares outstanding as at 19 May 2005	2,069,520,000	9,603,350,000

Exchange ratio	2.0	0.287333066

Equivalent RDS shares	4,139,040,000	2,759,360,000

% of RDS shares (based on 6,898,400,000 total)	60.0%	40.0%

▪	In addition, an ADR programme was established for both the RDS-A shares and RDS-B shares, where one RDS ADR represented two RDS shares (of the appropriate class)

[1]	Source: Offer Document and Listing Particulars dated 19 May 2005

[2]	Source: Scheme document dated 19 May 2005

17

Historical dividend payments to RD and STT

▪	We have extracted information regarding the dividends received and receivable from the Cash Flow Statements and Balance Sheets respectively of RD and STT from annual reports on Form 20-F for the preceding six years

▪	This information has been translated at exchange rates applicable to those periods

▪	For each year, we have calculated the dividends received and receivable by each of RD and STT as a percentage of the total dividends received and receivable (as set out in the charts)

▪	We have concluded that dividends paid and payable from RDS Group companies to RD and STT have broadly been on a 60/40 basis
Average over 6 years

	Cash Flow Statements	Balance Sheets*
RD	60.0%	60.2%
STT	40.0%	39.8%

*	Some of the deviation from the 60/40 ratio may be due to differences in exchange rates assumed
Source: Annual report and accounts for RD and STT, 1999 to 2004

18

Share buy back programme
Analysis of buy backs of RD and STT shares
Commentary

▪	We have examined the repurchases (by RD and STT) of RD and STT shares from February 2001 to the completion of the Unification Transaction

▪	The total value of RD and STT shares repurchased was calculated, respectively, for each buy back date

▪	The total value of STT shares repurchased was converted into EUR at the prevailing exchange rate for each repurchase date

▪	The values of STT and RD shares repurchased on each date were compared to assess any deviation from the 60/40 relationship (see adjacent graph)
–	RD shares, on average, made up 59.7% of the total value of shares repurchased

–	STT shares, on average, made up 40.3% of the total value of shares repurchased

▪	We did not consider the purchase of shares by other RDS Group companies to be share buy-backs for the purposes of this analysis, as such share purchases are made by RDS Group companies only to hedge employee share option plans, and are not part of the wider share buy back strategy

▪	We have concluded, therefore, that in practice, the current 60/40 ownership structure is broadly supported in the context of buy backs of RD and STT shares
Source: Share buy back data — RDS website. Exchange rate data — Datastream

19

Dividend payments post-completion of the Unification Transaction
Dividend payments

	Q105	Q205	Q305

RD (EUR)	0.46	0.46	0.46
STT (GBp)	4.55	—	—

RDS-A (EUR)	—	0.23	0.23
RDS-B (GBp)	—	15.89	15.64
Source: Shell Investor Centre website, October 2005

▪	The dividend policy of RDS in 2005 and onwards is based on a quarterly dividend payment. Previously, dividends declared by RD and STT were paid on a semi-annual basis

▪	On 28 July 2005, RDS announced an interim dividend in respect of the second quarter of 2005 of EUR 0.23 per “A” and “B” share, payable on 15 September 2005
–	dividends on “A” shares are paid, by default, in Euros

–	dividends on “B” shares are paid, by default, in Pounds Sterling (based on £/€ conversion)

–	dividends on “A” and “B” ADRs are paid, by default, in US dollars (based on $/€ conversion)

▪	On 28 July 2005, the Board of RD decided to pay a second quarter interim dividend of EUR 0.46 per RD ordinary share, payable on 15 September 2005

▪	We have concluded that the second quarter 2005 dividends declared to RDS-A and RD shareholders post completion of the Unification Transaction support a 2:1 exchange ratio between RDS-A shares and RD shares

▪	On 27 October 2005, RDS announced an interim dividend in respect of the third quarter of 2005 of EUR 0.23 per “A” and “B” share, payable on 15 December 2005

▪	On 27 October 2005, the Board of RD decided to pay a third quarter interim dividend of EUR 0.46 per RD ordinary share, payable on 15 December 2005

▪	We have concluded that the third quarter 2005 dividends declared to RDS-A and RD shareholders post completion of the Unification Transaction support a 2:1 exchange ratio between RDS-A shares and RD shares
Source: RDS press releases

20

Share buy backs post-completion of the Unification Transaction
Share buy backs

▪	Between completion of the subsequent acceptance period following the RD Offer on 9 August 2005 and the date of this presentation, RDS has repurchased (for cancellation) approximately 82 million RDS-A shares, representing approximately 2.0% of RDS-A shares outstanding as at 20 July 2005, and no RDS-B shares

▪	There has been no repurchase of RD shares since the RD Offer commenced

▪	In theory (specific tax, structuring and strategic issues aside), given the reduction in RDS market value by a smaller proportion than the reduction in total number of RDS shares outstanding (because of the presence of the Minority Shareholders, whose interest in RD remains unchanged), we believe that share buy backs by RDS would have the effect of transferring value from the Minority Shareholders to RDS shareholders
–	total value of RDS-A shares repurchased is approximately EUR 2.2 billion

–	reduction in value of RD’s holdings in RDS Group companies is approximately EUR 1.3 billion (60%)

–	approximately 1.5%, or EUR 19.5 million of that value dilution is attributable to Minority Shareholders

–	however, given that Minority Shareholders will receive cash based on the ‘higher of’ methodology as detailed on page 8, such value dilution effect would be reversed under terms of the Merger and is therefore not relevant for the purposes of our consideration of fairness of the Merger Consideration

▪	Given that the RDS-A share price forms the reference instrument for determining the Merger Consideration (see subsequent analysis), we conclude that the share buy backs post-Unification Transaction should have no impact on our analysis of fairness of the Merger Consideration
Source: RDS press releases

21

Trading relationship
Averages over time

	RD	STT
20 Jul ‘05	59.57%	40.43%
6m prior	59.11%	40.89%
1yr prior	59.43%	40.57%
2yrs prior	59.93%	40.07%
5yrs prior	60.26%	39.74%
10yrs prior	61.39%	38.61%
20yrs prior	61.56%	38.44%
RD contribution to market capitalisation of RDS Group (20 years, adjusted for stock splits)

■	RD’s contribution to the market capitalisation of RDS Group as at 20 July 2005 stood at 59.6%

■	The longer-term averages indicate that RD and STT have historically traded broadly in line with the 60/40 ratio
Source: Datastream (based on weekly data), public information

22

Balance Sheets of RD and STTL

	RD (USDm)	STTL (USDm)
Balance sheet 30 September 2005	NL GAAP	NL GAAP
FIXED ASSETS
Investments in RDS Group companies	48,646	32,430
Deferred tax asset	—	1

TOTAL FIXED ASSETS	48,646	32,431

CURRENT ASSETS
Dividends receivable from RDS Group companies	5,100	3,400
Other receivables	20	—
Receivables from Group companies	5	—
Cash and cash equivalents	5,312	407

TOTAL CURRENT ASSETS	10,437	3,807

CURRENT LIABILITIES
Amounts due to RDS Group companies	—	2
Dividends payable	—	3,400
Unclaimed dividends	—	23
Other creditors and accruals	—	4
Other liabilities	65	—

TOTAL CURRENT LIABILITIES	65	3,429

TOTAL NON-CURRENT LIABILITIES	—	—

TOTAL ASSETS LESS TOTAL LIABILITIES	59,018	32,809

NET CURRENT ASSETS	10,372	378
Remaining Q2 dividend received from SPCo and not paid to RDS	—	(250)
Remaining Q2 dividend received from SPNV and not paid to RD shareholders *	(5,230)	—
Remaining Q3 dividend received from SPNV and not paid to RD shareholders *	(5,100)	—
Foreign exchange losses	270	110

ADJUSTED NET CURRENT ASSETS	312	238

*	The value of the working capital and unpaid dividends within RD are effectively included in the Merger Consideration through the pricing methodology applied, based on RDS share prices Source: Information received from RDS 28 October 2005

■	The balance sheets of RD and STTL have been analysed in order to determine whether they have a material bearing on the Exchange Ratio

■	The adjusted net current assets (NCAs) positions for RD and STTL are relevant for this analysis

■	An analysis of the balance sheets as at 30 September 2005 shows:
–	RD’s adjusted NCAs as at 30 September 2005 were USD 312m

–	STTL’s adjusted NCAs as at 30 September 2005 were USD 238m

–	The ratio of adjusted NCAs of RD:STTL as at 30 September 2005 was 56.7/43.3, broadly in line with the 60:40 ratio

–	If the combined adjusted NCAs of RD and STTL of USD 550m were divided between RD and STTL on a 60:40 basis, then RD’s adjusted NCAs would need to be USD 18m higher and STTL’s adjusted NCAs USD 18m lower

–	In the context of the RDS Group’s net assets as at 30 September 2005, a USD 18m difference represents a de minimis amount:
–	as a % of RDS Group net assets (USD 99.8bn): 0.02%

■	Reviews of RD, STTL as well as RDS were performed to identify any material items of value that resided at or above the RD, STTL and/or RDS holding company level. No such material value was identified. Appendix 1 includes a list of the various confirmations received

23

Analysis to establish that the economic interest of the Minority Shareholders in RDS Group does not change as a result of the Unwind Transaction before payment of fractional entitlements

24

Analysis of the impact of the Unwind Transaction on the economic interest of the Minority Shareholders in RDS Group
▪	Minority Shareholders currently hold 31,140,057 RD shares, representing an interest of approximately 1.5% in RD, which represents 60% of the RDS Group

▪	Immediately prior to the Merger, following the issue of new RD shares by RD to RDS in exchange for the transfer of RDS’ interest in STTL to RD, the interest of the Minority Shareholders in RD will be diluted (see table below)

Pre-Merger economic interest in RDS			RD-%		Minority-% in
Group by Minority Shareholders			in RDS		RDS Group
RD shares held by Minority Shareholders	31,140,057
Total RD shares in issue	2,069,520,000
% of RD shares held by Minority Shareholders	1.5%	x	60%	=	0.9%

New RD shares issued to RDS	1,379,680,000
New total RD shares in issue	3,449,200,000
Diluted % of new total RD shares held by Minority Shareholders	0.9%	x	100%	=	0.9%

Post-Merger economic interest in RDS Group by Minority					Minority-% in
Shareholders (before payment of fractional entitlements)			SPNV% in RDS		RDS Group
Par value SPNV share capital to which Minority Shareholders entitled[1]	ERU 194,753,547
Par value SPNV share capital to which RDS entitled[2]	ERU 21,376,945,354
% of SPNV attributable to Minority Shareholders	0.9%	x	100%	=	0.9%
▪	Under the proposed terms of the Merger, the Minority Shareholders would receive a 0.9% interest in SPNV (post Merger) (before payment of fractional entitlements)

▪	Given that SPNV and RDS are equivalent in value (post Merger) (being the direct or indirect holders of all RDS Group companies), this 0.9% interest in SPNV is equivalent to a 0.9% interest in RDS Group

1. See overleaf for detailed calculation
2. Includes 1 B share. RDS will receive no Merger Consideration in respect of its fractional A share entitlement

25

Details of Exchange Ratio: post-Merger holding in SPNV of Minority Shareholders

				Total par value of SPNV
				share capital post-Merger
			Fractional	(before payment of fractional
	Whole number of	Whole number of	entitlement to SPNV	entitlements) plus par value
RD shareholder	SPNV A shares	SPNV B shares	A shares	of fractional entitlements
RDS	105	1	0.9928419 (1)

(entitlement to SPNV share capital)	(€21,000,000,000)	(€178,376,978)	(€198,568,376)	€21,376,945,354

Minority Shareholders	Nil	Nil	0.9737677

(entitlement to SPNV share capital)	(€0)	(€0)	(€194,753,547)	€194,753,547

				€21,571,698,901

1.	RDS will receive no Merger Consideration in respect of this fractional entitlement
▪	Therefore, as summarised on the previous slide, the interest (before payment of fractional entitlements) of the Minority Shareholders in SPNV, calculated as their share of entitlement to the total post-Merger par value of SPNV share capital, is 0.9%

26

Analysis of the methods used to determine the cash value of fractional entitlements

27

Analysis of the value of fractional entitlements
Precedent transactions reviewed:
Air France — KLM
30-09-03
DSM — Gist Brocades
23-02-98
Epicor — Scala
14-11-03
Getronics — Pink Roccade
01-11-04
KPN — SNT
18-10-04
Modex — Isotis
23-09-02
NH Hoteles — Krasnapolsky
25-04-00
Pink Roccade — TAS
09-10-00
Rodamco Europe — Rodamco Retail
30-05-01
Telefonica — Endemol
17-03-00
Tiscali — WorldOnline
07-09-00
Note: Dates are announcement dates
▪	A review was performed on fractional entitlements resulting from mergers and share exchange offers involving Dutch companies to identify the standard practice for the settlement of fractional entitlements

▪	Analyses of the standard practice of Dutch banks settling fractional entitlements resulting from mergers and share exchange offers, and a subsequent review of eleven precedent transactions, indicate that fractional entitlements are settled in cash on the settlement date, usually based on the opening price of the acquirer’s shares, or a date/period closely near that date

▪	Neither the shares of SPNV nor the shares of RD will be listed at the time when the amounts payable under the Merger are settled. However, on the following page we conclude that the RDS-A share price can be used as a reference on which to base the settlement value of the fractional entitlements of the Minority Shareholders

▪	We understand, based on legal advice, that Dutch law does not allow for consideration to be based on a future share price. As a result, the last possible date for establishing the value of fractional entitlements based on the RDS-A share price will be the day/time shortly before the resolution of the boards of RD and SPNV to determine the Exchange Ratio and the resulting amount of the Merger Consideration.

▪	We understand that in squeeze-out proceedings under Dutch law interest would likely be accrued, at the statutory rate, from the date of the court decision until the date of payment (minus any dividends)

28

Analysis of RDS-A shares as appropriate reference instrument on which to base the settlement value of the fractional entitlements
▪	No stock exchange price of RD or SPNV shares is expected to be available at the time the Merger is consummated to provide a reference on which to base the settlement value of the fractional entitlements of the Minority Shareholders. However, given that following the Merger, an interest in one RD share represents an equivalent interest in the RDS Group as 2 RDS shares, RDS shares would provide on appropriate reference instrument

▪	In addition, we established that:
—	the 98.5% of the RD shareholders who tendered their RD shares in the RD Offer, received 2 RDS-A shares for each 1 RD share held

—	RD and RDS shareholders hold interests in the same economic entity

—	RD shares traded substantially in line with RDS-A shares in the period between 20 July 2005 and 9 August 2005 (when the subsequent offer period closed). Since then, RD shares have traded at a 0 - 6% discount relative to RDS-A shares (see graph below)
▪	In addition we note, that (i) RDS is a very large listed company that is well covered by equity analysts, (ii) that it has a diversified shareholder base, and (iii) that its shares are highly liquid (the average daily traded volume of RD shares at Euronext for the period from 21 July 2005 through 30 September 2005 is 571,282 and the average daily traded volume of RDS-A shares for the period from 21 July 2005 through 28 October 2005 is 17,874,792)
Notes
1) 1: 2 RDS shares versus 1 RD share
2) Graphs showing the data for the New York Stock Exchange and London Stock Exchange shown in Appendix 3 Source: Bloomberg
▪	We conclude that RDS-A is trading at a premium to RD. In addition, we conclude that the RDS-A share price can be used as a reference on which to base the settlement value of the fractional entitlements of the Minority Shareholders

29

Review of RDS shares

30

Review of the RDS shares

•	We have observed that on average each business day since 20 July 2005, EUR 493.9m and EUR 337.8m is traded in RDS-A and RDS-B shares respectively
•	We have observed that RDS-A and RDS-B both have a free float of 100%, meaning that there is no shareholder with a stake of 5% or more (source: FactSet Research Systems Inc.)
•	We have observed that RDS is among the 10 largest companies in the world by total market capitalisation

•	We have observed that RDS is widely covered by a diverse group of equity analysts
•	We have observed that RDS shares are traded on Euronext and London Stock Exchange and RDS ADR’s are traded on the New York Stock Exchange (the “NYSE”)
•	We conclude that market inefficiencies significantly impacting the RDS shares are unlikely and that the market value of the RDS shares can be used as a reasonable indication of the going concern value of RDS, and, given that immediately prior to the Merger 2 RDS shares and 1 RD share will represent the same economic interest in the RDS Group, the market value of the RDS shares can be used as a reasonable indication of the going concern value of RD
•	Though RDS-A and RDS-B shares hold the same economic interest in the RDS Group, the difference in market prices between them is likely attributable to the dividend access scheme, created for tax purposes, in which RDS-B shareholders participate, and in which RDS-A and RD shareholders do not participate
•	Finally, we observe that the Merger Consideration offered to the Minority Shareholders is at a premium of 3.4% to two times the RDS-A share closing price Euronext on 28 October 2005
World’s largest companies (by market cap.)

Rank	Company	Country	USDbn
1	ExxonMobil	US	400.6
2	General Electric	US	356.9
3	Microsoft	US	275.6
4	BP	GB	250.1
5	Citigroup	US	235.3
6	Royal Dutch Shell	NL/UK	228.8
7	Johnson & Johnson	US	188.2
8	Pfizer	US	184.0
9	HSBC	UK	182.7
10	Wal-Mart Stores	US	182.4
Source: The FT Global 500 survey, 6 October 2005
Covering equity analysts

BNP- Paribas	Ixis Securities
Citigroup	JPMorgan
Credit Suisse	KBC Securities
Daiwa Securities	Kepler Securities
Deutsche Bank Securities	Landesbank Baden
-Wuertenberg
Dexia Securities	Merrill Lynch
Fortis	Morgan Stanley
Goldman Sachs	Rabo Securities
Helana Trust	Sanford C. Bernstein & Co
HSBC	Societe Generale
Independent Research GmbH	Williams de Broe
ING Wholesale Banking
Source: Bloomberg, Reuters and Thomson

31

32

Conclusions: Chapter 4 analyses
1	We conclude that the current economic interest of the Minority Shareholders in RDS Group is 0.9%, being a 1.5% direct shareholding in RD which in turn represents a 60% economic interest in RDS Group. Furthermore we conclude that the 60%/40% apportionment of value between RD and STT respectively is supported by historical dividend receipts, share buy-backs, trading relationship and relative adjusted net current assets

2	We conclude that the Unwind Transaction does not alter the current economic interest of the Minority Shareholders in the RDS Group (before payment of fractional entitlements). The economic interest of the Minority Shareholders in the RDS Group at the time of the Merger will be 0.9%, being 0.9% (fractional) entitlement to SPNV shares, where SPNV represents a 100% economic interest in RDS Group

3	We conclude that cash settlement of fractional entitlements resulting from mergers and exchange offers is most commonly based on the price of the respective shares on (or near) the day of settlement

4	Neither the shares of SPNV nor the shares of RD are expected to be listed at the time when the amounts payable under the Merger are settled. However, we conclude that the RDS-A share price can be used as a reference on which to base the settlement value of the fractional entitlements of the Minority Shareholders

5	We understand that Dutch law does not allow for a consideration to be based on a future share price. As a result, the last possible date for establishing the value of fractional entitlements based on the RDS-A share price will be the day/time shortly before the resolution of the boards of RD and SPNV to determine the Exchange Ratio and the resulting amount of the Merger Consideration. We understand that in squeeze-out proceedings under Dutch law interest would likely be accrued, at the statutory rate, from the date of the court decision until the date of payment (minus any dividends)

6	We conclude that market inefficiencies significantly impacting the RDS shares are unlikely and that the market value of the RDS shares can be used as a reasonable indication of the going concern value of RDS, and, given that immediately prior to the Merger 2 RDS shares and 1 RD share will represent the same economic interest in the RDS Group, the market value of the RDS shares can be used as a reasonable indication of the going concern value of RD. We observe that the Merger Consideration offered to the Minority Shareholders is at a premium of 3.4% to two times the RDS-A share closing price Euronext on 28 October 2005

33

Analysis of the consideration typically paid to minority shareholders under Dutch legal squeeze-out proceedings

34

Introduction to the analysis of Dutch squeeze-out proceedings
▪	RDS and RD have stated that they decided to implement the Merger as a simpler, quicker and more cost efficient alternative to a statutory squeeze-out proceeding under Dutch law

▪	The joint RDS and RD press release of 20 September 2005 and Schedule 13D filed by RDS stated that if the Merger is not completed as proposed, the Board of Directors of RDS intends to commence Dutch statutory squeeze-out proceedings in order to acquire the shares held by the Minority Shareholders. A squeeze-out would result in the Minority Shareholders receiving a cash payment in exchange for their RD shares

▪	In this chapter, we analyse the consideration typically paid to minority shareholders under Dutch legal squeeze-out proceedings following a cash or share exchange offer

▪	For this analysis, we have reviewed:
–	instances where squeeze-outs were preceded by cash offers with regards to the decision of the court regarding the price, the date upon which this price was based and any adjustments of this price

–	instances where squeeze-outs were preceded by share exchange offers with regard to the consideration paid to the relevant minority shareholders

–	legal advice on the likely outcome of the price determination by the Court of Appeal
▪	The precedents used in the analysis of the cash offers and the share exchange offers were selected using the following criteria:
–	the target company had a Dutch statutory seat

–	the squeeze-out was performed under Dutch law

–	the offer and the subsequent squeeze-out proceedings were completed

–	the squeeze-out proceedings or the exchange offer took place in the last five years

35

Dutch counsel’s analysis of price determination by the Court of Appeal
From the analysis on the likely outcome of the price determination by the Court of Appeal provided by DBBW to RDS, RD and SPNV, and subsequently reviewed and concurred with by Freshfields, we understand that:
▪	It is a near certainty that, in this case, the court would base the price on the exchange ratio in the RD Offer of two RDS-A shares for every RD share
–	As a result of the thirteenth EU company directive, Dutch law will specifically provide that in a squeeze-out within three months after the end of an acceptance period for a public offer for the relevant shares, the squeeze-out price shall be deemed to be reasonable if it is equal in value to the offer consideration

–	As this provision will not become effective before May 2006 and the Merger price will be announced shortly after the end of a three month period, this provision is not (yet) binding on the Court of Appeal, but it is more than likely that the Court of Appeal will anticipate, the more so because of:
–	acceptance of the RD Offer by an overwhelming majority of approximately 98.5% of the RD shareholders

–	the fact that the exchange ratio was uncontested

–	the fairness opinion rendered by ABN AMRO on 13 May 2005 as part of the Unification Transaction

–	case law of the Court of Appeal in squeeze-out cases supports the view that the exchange ratio should be the basis for determining the squeeze-out price
▪	It is less clear which date and time would likely be used by the Court of Appeal to determine the cash value of the offer consideration
–	In most cases, the date of the offer becoming unconditional or the date of first settlement is selected, without clarification as to the opening price or closing price
▪	In almost all squeeze-out cases the Court of Appeal wants to be satisfied that in the period between the relevant date for determining the cash value of the offer consideration and a date shortly before the date of its decision, there is no relevant change of circumstance which should force the court to change its mind on the valuation of the minority shares

▪	In squeeze-out cases the minority shareholders are entitled to interest at the statutory interest rate on the cash amount as from the date on which the Court of Appeal has determined the value of the minority shares. The cash value of any dividends declared after such date and before the date of payment is deducted from the amount of interest

36

Analysis of precedent cash and share exchange offers

			Offer declared	Date court	Price set
Acquirer	Target	Offer price	unconditional	decision	by court	Decision by the court

RIVR Acquisition B.V.	Petroplus International	EUR 9.00 in cash	15 March 2005	21 July 2005	EUR 9.00	- Price equal to price of the public offer
	B.V.	including dividend

Epicor Software Corporation	Scala Business Solutions N.V.	USD 1,823 and 0.1795 common stock	15 June 2004	26 May 2004	EUR equivalent Of USD 4.07	- Price equal to price of the public offer
- Settlement date was chosen to determine the cash value of the share component in the preceding offer

ING Real Estate Asia Investment B.V.	Rodamco Asia N.V.	EUR 18.00 in cash including dividend	6 May 2004	30 June 2004	EUR 18.00	- Price equal to price of the public offer minus dividend
- Settlement date was chosen to base the price on

Euretco Holding B.V.	Euretco B.V.	EUR 84.98 in cash incl. EUR 3.30 dividend	17 July 2003	24 February 2005	EUR 81.68	- Price equal to price of the public offer minus dividend

VDXK Acquisition B.V.	VendexKBB B.V.	EUR 15.40 in cash including dividend	28 June 2004	24 February 2005	EUR 15.40	- Price equal to price of the public offer

Voestalpine Profilforn GmbH	Nedcon Groep N.V.	EUR 19.20	23 August 2004	26 May 2005	EUR 19.20	- Price equal to price of the public offer

Welch Allyn International Holdings Inc.	Welch Allyn Cardio Control B.V.	EUR 6.00 in cash including dividend	28 April 2003	24 February 2005	EUR 6.00	- Price equal to price of the public offer
- Date at which offer was declared unconditional was chosen to base the price on

NH Hoteles Participaties N.V. (& NH Hoteles S.A.)	Krasnapolsky Hotels and Restaurants N.V.	6.5 shares of NH Hoteles per 1 share of Krasnapolsky	6 September 2000	21 February 2002	EUR 91.33	- Price equal to price of the public offer
- Date at which offer was declared unconditional was chosen to base the price on
- Large acceptance of public offer was deemed relevant

Reckitt Benckiser Holdings B.V.	Reckitt Benckiser N.V.	5 shares of the acquirer for the target	30 November 1999	19 July 2001	EUR 60.50	- Price equal to the cash price of the public offer of 5 shares of the acquirer
- Date based on the date at the offer was declared unconditional
▪	Based on precedent transactions, we conclude that typically the consideration under Dutch legal squeeze-out proceeding is based on the date of first settlement or the date at which the offer is declared unconditional. The date of the RD Offer in the Unification Transaction becoming unconditional (being 19 July 2005) is before the date of the first listing of the RDS-A shares and therefore not applicable. As a result, we considered 20 July 2005, which is the first date on which RDS shares traded
Sources: Public available information compiled by DBBW, ABN AMRO analysis, Bloomberg

37

Comparison of third quarter dividend with the likely consideration when applying the statutory interest rate

▪	In squeeze-out cases the minority shareholders are entitled to interest at the statutory interest rate on the cash amount as from the date on which the Court of Appeal has determined the value of the minority shares until the date of payment. The cash value of any dividends declared after such date and before the date of payment is deducted from the amount of interest

▪	We have analysed how the proposal by RDS and SPNV, whereby holders of record RD shares on 1 November 2005 will be entitled to receive the quarterly dividend of EUR 0.46, per share, which will be payable on 15 December 2005, compares to the above mentioned methodology under Dutch legal squeeze-out proceedings

–	Interim dividend in respect of the third quarter is EUR 0.46 per RD share

–	Likely amount of interest, when applying the squeeze-out methodology as indicated above, is EUR 0.30 per share based on the following assumptions:

–	Statutory annual interest rate: 4.0%

–	The Merger Consideration: EUR 52.21

–	Start date for interest calculation: 31 October 2005 (based on the date of the determination of the Merger Consideration)

–	End date for interest calculation: 21 December 2005 (based on expected date of effectuation of the Merger)

▪	We have analysed the impact of a delay in effectuating the Merger, and conclude that a delay up until 18 January 2006 will result in third quarter dividend being higher than the amount of interest

▪	We conclude that the amount of interest that would likely have been received in case of squeeze-out proceedings under Dutch law is likely to be less than the third quarter interim dividend if the effective date of the Merger is prior to 19 January 2006. We therefore conclude that the proposal by RDS, in this respect, compares favourably to the methodology under Dutch legal squeeze-out proceedings

38

39

Conclusions regarding the consideration under a Dutch legal squeeze-out procedure
1	Based on information and legal analysis provided by DBBW to RDS, RD and SPNV, and subsequently reviewed and concurred with by Freshfields, and analysis of precedent transactions, we conclude that in squeeze-out procedures under Dutch law, it is likely that the squeeze-out price will be deemed to be reasonable if it is equal in value to the offer consideration in the preceding public offer
2	The date and time which would likely be used by the Court of Appeal to determine the cash value of such offer consideration would either be the date of the offer becoming unconditional, or the date of first settlement. However, the Court of Appeal would want to be satisfied that in the period between the relevant date for determining the cash value of the offer consideration and a date shortly before the date of its decision, there is no relevant change of circumstance which should force the court to change its mind on the valuation of the minority shares
3	Interest, at the statutory interest rate, would likely be accrued from the date on which the Court of Appeal has determined the value of the minority shares until the date of payment (minus any dividends). However, the amount of interest that would likely have been received in case of squeeze-out proceedings under Dutch law is less than the expected third quarter interim dividend if the effective date of the Merger is prior to 19 January 2006. We conclude that the proposal by RDS and SPNV, in this respect, compares favourably to the methodology under Dutch legal squeeze-out proceedings

40

Analysis of the consideration paid in precedent unification transactions

41

Overview of decisions with regard to the value of the offer, if any, after unification transactions
▪	We have analysed precedent unification transactions in which minority shareholdings were subsequently acquired by means of a squeeze-out or other corporate restructuring such as a legal merger in order to analyse the value which was offered to the minority shareholders

▪	The purpose of this analysis is to establish whether precedent unification transactions provide any insight into methods of establishing the value of minority shareholdings following a unification transaction

Unification transaction	Value to the minority shareholder

ABB Ltd (13-10-97 announcement offer)	•	ABB offered the minority shareholders, who did not accept the offer and who did not want to wait for the arbitration process, a redemption offer with the same price which would be settled under Swiss law

Dexia (26-03-99 introduction ABB Ltd single class share)	•	After a second offer on the same conditions, Dexia offered a repurchase offer followed by a squeeze-out in compliance with the Regalement General du Conseil des Marches Financiers, the Boards of Directors of Dexia and of Dexia France

Merita Nordbanken (01-10-99 Public exchange offer date)	•	Merita Nordbanken offered the minority shareholders, who did not accept the offer and who did not want to wait for the arbitration process, a redemption offer with the same price which would be settled under Finnish law
The value of the secondary offer to the minority shareholders, in the relevant precedent unification transactions for which sufficient information was available, was equal to the price which would likely have been determined under the local applicable law for squeeze-out proceedings

42

43

Conclusions regarding the consideration based on precedent unification transactions
1	Based on an analysis of consideration offered to minority shareholders in subsequent offers following unification transactions, we conclude that the consideration offered to the minority shareholders was equal to the price which would likely have been determined under the local applicable law for squeeze-out proceedings

44

Comparison of the Merger Consideration to the RD share price and RD net asset value per RD share

45

Comparison of the Merger Consideration amount to RD and RDS share price

▪	We have reviewed the current and historic share price of RD and RDS-A shares on Euronext Amsterdam, the London Stock Exchange (RD shares listed at LSE were listed until 21 May 2004) and on the NYSE (RD shares listed at Euronext Amsterdam until 30 September 2005. Trading of RD shares halted on NYSE on 30 September 2005)

▪	We have observed that the RD share price as traded on Euronext Amsterdam has traded at an average share price of EUR 42.45 since 1 January 2003. We have observed that the RD share price as traded on the NYSE has traded at an average share price of EUR 42.45 since 1 January 2003. The closing share prices on 30 September 2005 are EUR 51.60 and EUR 52.22 on Euronext and NYSE respectively

▪	We have observed that the RDS-A share price as traded on Euronext Amsterdam, LSE and on the NYSE has traded at an average share price of EUR 26.10, EUR 26.09 and EUR 26.07 respectively since 20 July 2005. The closing share price on 28 October 2005 is EUR 25.24, EUR 25.19 and EUR 25.53 respectively
Notes:
1) The RDS-A share price at LSE and NYSE have been recalculated using their respective spot exchange rates.
2) Since one ADR at NYSE represents 2 RDS-A shares, we adjusted this in the graph accordingly.
Source: Bloomberg

46

Comparison of the Merger Consideration amount to RD and RDS share price (continued)

▪	Applying the pricing methodology recommended by RDS yields the following results:

	RDS-A Share	Merger Consideration
Pricing Basis	Price[1]	per RD Share[1]
RDS-A opening share price: 20 July	25.950	51.90[2]
Average RD share price: 20 July to 30 September		51.89
Average RDS-A share price: 20 July to 28 October	26.103	52.21[2]
Av. RDS-A share price: 5 days to 28 October	24.912	49.82[2]
Av. RDS-A share price: 2 days to 28 October	24.150	50.30[2]

1	In Euro, based on closing prices on Euronext Amsterdam unless stated otherwise.

2	Calculated by multiplying the relevant RDS-A share price by two to take account of the exchange ratio in the Unification Transaction and rounding up to the nearest Euro cent.

▪	The Merger Consideration is equal to two times EUR 26,103 (rounded up to the nearest Euro cent), therefore being equal to EUR 52.21, being the highest value derived from the above analysis. This would result in the Merger Consideration representing a 1.2% premium to the RD closing price on Euronext on 30 September 2005, a 2.9% premium to the RD closing price on Euronext on 20 July 2005, a 23.0% premium to the RD average price on Euronext since 1 January 2003 up until 30 September 2005, and which results in premiums of 0.6% and 2.8% relative to two times the RDS-A opening price and closing price, respectively, on Euronext on 20 July 2005 (see appendix A3 for overview share price developments on the NYSE and the London Stock Exchange)

▪	Additionally, it was noted that the Merger Consideration consisted of a premium of 20.7% over the average euro buyback price for RD shares since the beginning of 2004 and 11.2% over the average Euro buyback price for RD shares in 2005. For these purposes, buybacks in US Dollars were converted to euro at the prevailing spot rate on the date of purchase

47

Comparison of the Merger Consideration amount to the net assets of RD per share

RD – parent company only
30 September 2005
US$ million unless otherwise stated	NL GAAP

Available for sale investments	48,646

TOTAL FIXED ASSETS	48,646

Dividends receivable from RDS Group companies	5,100
Other receivables	20
Receivables from RDS Group companies	5
Cash and cash equivalents	5,312

TOTAL CURRENT ASSETS	10,437
TOTAL ASSETS	59,083
LESS: TOTAL LIABILITIES	(65)

NET ASSETS	59,018

Total number RD shares in issue (‘000)	2,069,520
Net assets per RD share (US$)	$28.52
Net assets per RD share (EUR)[1]	€23.68

Source: RD balance sheet as at 30 September 2005
1. Converted at rate of 0.83040 as at 30 September 2005

▪	We observed that the net assets per share of RD, determined on a parent company-only basis under Dutch GAAP as at 30 September 2005, was approximately EUR 23.68, and that the Merger Consideration represents a premium of 120.5% to that number

▪	We understand from RDS that 60% of the consolidated net assets of the RDS Group represents a proxy for the consolidated net assets of RD (both on IFRS bases)

–	the consolidated net assets (total assets less total liabilities) of the RDS Group on an IFRS basis as at 30 September 2005 were approximately USD 99.8 billion

–	therefore, 60% of that figure, or USD 59.9 billion, represents an approximation of the RD consolidated net assets as at 30 September 2005 on an IFRS basis

–	on a per RD share basis, this is equivalent to approximately USD 28.93, or EUR 24.03[1]

–	The Merger Consideration represents a premium of 117.3% to that number

48

49

Conclusions regarding RD share price and net asset value per RD share
1	Applying the pricing methodology recommended by RDS, the Merger Consideration would be equal to EUR 52.21, which is two times 26.103, being the highest value derived from (i) two times the price of RDS-A shares as of 20 July 2005 on Euronext Amsterdam, (ii) the average of the RD share price on Euronext Amsterdam from 20 July 2005 to 30 September 2005, (iii) two times the average of the RDS-A share price on Euronext Amsterdam from 20 July 2005 to 28 October 2005, (iv) two times the trailing five day average of the RDS-A share price on Euronext Amsterdam to 28 October 2005 and (v) two times the trailing two day average of the RDS-A share price on Euronext Amsterdam to 28 October 2005. This results in the Merger Consideration representing a 1.2% premium to the RD closing price on Euronext on 30 September 2005, a 2.9% premium to the RD closing price on Euronext on 20 July 2005, a 23.0% premium to the RD average price on Euronext since 1 January 2003 up until 30 September 2005, and which results in premiums of 0.6% and 2.8% relative to two times the RDS-A opening price and closing price, respectively, on Euronext on 20 July 2005 (see appendix A3 for overview of results based on closing prices on NYSE and London Stock Exchange)

2	We observed that RD net assets per share as at 30 September 2005, on Dutch GAAP and IFRS bases respectively, were approximately EUR 23.7 and EUR 24.0. The Merger Consideration represents a premium of 120.5% and 117.3% respectively over those figures

50

8. Conclusions

51

Conclusions
1	From our analysis based on economic interest we conclude that the current economic interest of the RD Minority Shareholders in RDS Group is 0.9% and that this economic interest does not change as a result of the Unwind Transaction (before payment of fractional entitlements) We conclude that the RDS-A share price is the most appropriate reference to determine the settlement price for the fractional entitlements in SPNV. Market inefficiencies significantly impacting the RDS shares are unlikely and the market value of the RDS shares can be used as a reasonable indication of the going concern value of RDS, and, given that immediately prior to the Merger 2 RDS shares and 1 RD share will represent the same economic interest in the RDS Group, the market value of the RDS shares can be used as a reasonable indication of the going concern value of RD. We observe that the Merger Consideration offered to the Minority Shareholders is at a premium of 1.2% to RD share closing price on Euronext on 30 September 2005, and 3.4% to two times the RDS-A share closing price Euronext on 28 October 2005

2	Based on information and legal analysis provided by DBBW to RDS, RD and SPNV, and subsequently reviewed and concurred with by Freshfields, and analysis of precedent transactions, we conclude that in squeeze-out procedures under Dutch law, it is likely that the squeeze-out price will be deemed to be reasonable if it is equal in value to the offer consideration in the preceding public offer The date and time which would likely be used by the Court of Appeal to determine the cash value of such offer consideration would likely be the date of the offer becoming unconditional or the date of first settlement. However, the Court of Appeal would want to be satisfied that in the period between the relevant date for determining the cash value of the offer consideration and a date shortly before the date of its decision, there is no relevant change of circumstance which should force the court to change its mind on the valuation of the minority shares Interest, at the statutory interest rate, would likely be accrued from the date as of the court’s decision until the date of payment (minus any dividends). However, the amount of interest that would likely have been received in case of squeeze-out proceedings under Dutch law is less than the expected third quarter interim dividend if the effective date of the Merger is prior to 19 January 2006

3	Based on an analysis of decisions with regard to the consideration offered in subsequent offers after unification transactions we conclude that the consideration to the minority shareholders was equal to the price which would likely have been determined under the local applicable law for squeeze-out proceedings

4	Applying the pricing methodology recommended by RDS, the Merger Consideration would be equal to EUR 52.21, which is two times 26.103, (rounding up to the nearest Euro cent), being the highest value derived from (i) two times the opening price of RDS-A shares as of 20 July 2005 on Euronext Amsterdam, (ii) the average of the RD closing share price on Euronext Amsterdam from 20 July 2005 to 30 September 2005, (iii) two times the average of the RDS-A closing share price on Euronext Amsterdam from 20 July 2005 to 28 October 2005, (iv) two times the trailing five day average of the RDS-A closing share price on Euronext Amsterdam to 28 October 2005 and (v) two times the trailing two day average of the RDS-A closing share price on Euronext Amsterdam to 28 October 2005. This results in the Merger Consideration representing a 1.2% premium to the RD closing price on Euronext on 30 September 2005, a 2.9% premium to the RD closing price on Euronext on 20 July 2005, a 23.0% premium to the RD average price on Euronext since 1 January 2003 up until 30 September 2005, and which results in premiums of 0.6% and 2.8% relative to two times the RDS-A opening price and closing price, respectively, on Euronext on 20 July 2005. We observe that the Merger Consideration represents a premium of 120.5% and 117.3% respectively to the RD net assets per share, on Dutch GAAP and IFRS bases respectively

52

A1
Review of RD, STTL and RDS
holding companies 53
ABN AMRO

53

Review of RD, STTL and RDS holding companies
▪	A review of RD, STTL and RDS was performed to identify any material items of value that resided at or above the RD, STTL or RDS holding company levels

▪	This review included a review of the information made available to us in the electronic dataroom as well as various other documents, and discussions with the representatives of, and advisers to, RD, STTL and RDS

▪	In particular, we have placed reliance on the confirmations provided to us by RD, STTL and RDS at a meeting which took place on 24 October 2005. The confirmations provided by RD, STTL and RDS include, inter alia:

Confirmation provided
Inquiry		RD	STTL	RDS
1.	Any subsidiaries and investments held outside the RDS Group	None	A holding in a dormant joint venture company. Not material	None

2.	Any convertible securities, loan stock and share option schemes	None	None (preference shares redeemed)	None

3.	Any significant assets held by the Parents	None material, after adjusting for the distortions resulting from the timing of cashflows related to dividend payments. RDS holds share capital of Shell International Finance (not deemed material)

4.	Any contingent liabilities	Settlement of any liabilities would come from RDS Group funds below the level of RD, STTL and RDS (i.e. on a 60/40 basis)

5.	All material licences, consents and registrations	None material	None material	None material

6.	Any specific pension fund or management remuneration issues	None – RD has no direct employees	None – STTL has no direct employees	None – RDS has no direct employees (although is recharged costs relating to certain senior executives)

54

Review of RD, STTL and RDS holding companies (cont’d)

Confirmation provided
Inquiry		RD	STTL	RDS
7.	Any valuable IP or brands	None identified	STT transferred the “Shell” trademark to a separate company for the RDS Group’s use – not considered a major value issue	None identified

8.	Any significant change of control provisions	All issues identified reside below the level of RD, STTL and RDS, and have consequently no bearing on the Exchange Ratio

9.	Any material contracts	None material	None material	Listing agreement, Implementation Agreement and brokerage agreements. Nothing that would distort the 60/40 relationship

10.	Any borrowings/financing agreements, insurance policies, off- balance sheet guarantees	None identified	None identified	RDS a guarantor (but not yet an issuer) – would meet any obligations by drawing on RDS Group funds (i.e. on 60/40 basis)

11.	Any restrictive covenants	Eliminated when 1906/1907 agreements eliminated. No restrictive covenants identified in Implementation Agreement

12.	Any specific tax issues	None identified	None identified	None identified, other than Unwind Transaction to create new tax consolidations (only to occur on completion of Unwind Transaction)
▪	It is concluded from our enquiries performed that no material value or liability has been identified which resides exclusively with RD, STTL or RDS

55

Analysis of the value of fractional entitlements

56

Analysis of the value of remaining fractional entitlements

Acquirer	Target	Public offer	Remaining fractional entitlements
Air France S.A.	KLM N.V.	11 Air France shares plus 10 warrants for every 10 shares of KLM – 30/09/03	1 share of KLM is entitled to 1 and 1/10 share of Air France plus 1 warrant Air France. Remaining fractions are settled using the stock dividend allocation method based on the opening price of Air France on 5 May 2004, one day after the offer was being declared unconditional

DSM N.V.	Koninklijke Gist Brocades N.V.	1 DSM share for 6 shares of Gist Brocades – 23/02/98	DSM will issue “scrips”, where 6 scrips can be exchanged into 1 share of DSM. The scrips can be traded. If after 31 July 1998 scrips are still outstanding, the DSM shares will be sold and the net proceeds are used to pay holders of these scrips. ABN AMRO settled the remaining fractional entitlements on 31 July 1998

Epicor Software Corporation	Scala Business Solutions N.V.	0.1795 shares of Epicor plus USD 1.823 per share of Scala – 14/11/03	Remaining fractions will be settled in cash, based on the opening price of Epicor on the settlement date. The offer document states that fractions should be settled using the stock dividend allocation method

Getronics N.V.	PinkRoccade N.V.	EUR 14.30 in cash per share of PinkRoccade (11.25 shares of Getronics in the legal merger) – 01/11/04	The price was based on the cash offer and the weighted average share price of Getronics during 2 May – 6 May 2005. The date was arbitrarily chosen to favor the shareholders of PinkRoccade. Remaining fractions will be settled in cash

Koninklijke KPN N.V.	SNT Group N.V.	EUR 13.50 per share in cash – 18/10/04	Acquisition was concluded by a legal merger. Shareholders of SNT get 2.14626 shares of KPN, based on the share price of KPN at 15 October 2005 (closing share price of KPN before the public offer) and the offer price of EUR 13.50 per share of SNT. Remaining fractions will be paid in cash and rounded downwards

Modex Therapeutics S.A.	Isotis N.V.	1.4 Modex shares for 1 share of Isotis – 23/09/02	Remaining fractions are entitled to a payment in cash based on the opening price of the Modex share, converted using the prevailing EUR/CHF exchange rate on the settlement date.

NH Hoteles S.A.	Krasnapolsky Hotels and Restaurants N.V.	6.5 shares of NH Hoteles for one share of Krasnapolsky – 25/04/00	Remaining fractional shares will be settled in cash, based on the opening price on the settlement date of one NH Hoteles share on the Madrid stock exchange and using the stock dividend allocation method

PinkRoccade N.V.	TAS Groep N.V.	1 share of PinkRoccade per 28.7 TAS shares – 09/10/00	Remaining fractions will be settled in cash based on the average of the opening and closing share price of a new share of PinkRoccade on the settlement date.

Rodamco Europe N.V.	Rodamco Retail Nederland B.V.	1.28 shares of Rodamco Europe for 1 share of Rodamco Retail – 30/05/01	Remaining fractions will be settled in cash calculated against the closing price of the share Rodamco Europe prior to the day on announcement or in shares of Rodamco Europe, if shareholders entitled to fractions indicated this within three months following the transaction

Telefonica S.A.	Endemol Entertainment Holding N.V.	6.20233 shares of Telefonica for 1 share of Endemol – 17/03/00	Remaining fractions will be settled in cash based on the opening share price on the date of delivery of shares of Telefonica. The offer document states that fractions should be settled using the stock dividend allocation method

Tiscali S.p.A.	World Online International N.V.	0.4891 shares of Tiscali for 1 share World Online – 07/09/00	Remaining fractions will be settled in cash based on the opening price of a Tiscali share on the settlement date. Offer document states that fractions should be settled using the stock dividend allocation method
Sources: Offer documents published by the acquirer, ABN AMRO research

57

Overview of RDS-A and RD share price and volume development

58

Share price and volume development of RDS-A

59

Share price and volume development of RD

60